Exhibit 2

ADB SYSTEMS INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

ADB Systems International Ltd. (“ADB” or the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7

Item 2.     Date of Material Change

October 3, 2005

Item 3.    News Release

A news release disclosing the nature and substance of the material change was issued through the facilities of CanadaNewsWire on October 3, 2005 and was filed on SEDAR.

Item 4.    Summary of Material Changes

The Corporation announced that Jan Pedersen has resigned from the Corporation’s Board of Directors effective September 30, to devote more attention to and focus on operational activities of its Norwegian business unit. The Corporation also announced that it continues to advance its customer-related activities and that it is proceeding on schedule with the next major release of ProcureMate, the Corporation’s electronic procurement application.

Item 5.    Full Description of Material Changes

Board Change

ADB announced that Jan Pedersen has resigned from the Corporation’s Board of Directors effective September 30, to devote more attention to and focus on operational activities of its Norwegian business unit. Mr. Pedersen remains an active member of ADB’s management team and the senior executive for the Corporation’s Norway business unit.

Customer Activities

The Corporation also announced that it continues to advance its customer-related activities.

Mr. Jeff Lymburner, CEO of the Corporation, stated in the news release dated October 3, 2005 that “Recent efforts have resulted in new customer wins with organizations such as Star Energy, a number of customized application development projects for BP, GE and Paramount Resources, and the expanded use of our technology within the National Health Service as evidenced by the deployment of our procurement capabilities within the Sandwell PCT, Luton and Dunstable trusts within the last few weeks.”

As part of these customer efforts, ADB also announced that it has extended the terms of a customer agreement with the State of Tennessee, which has used ADB’s asset management technology for more than 10 years.

Technology Enhancements

The Corporation also announced that it is proceeding on schedule with the next major release of ProcureMate, ADB’s electronic procurement application.

Mr. Lymburner also stated in the news release dated October 3, 2005 that “We have devoted considerable resources and efforts to ensuring that our procurement technology stays at the leading edge. We believe the latest enhancements will allow us to tap into a market of organizations looking for greater cost savings and improved efficiencies from their purchasing activities.”

Currently in testing, ProcureMate’s significant new enhancements will make it easier for organizations to automate the purchasing lifecycle and managed associated costs.

The new release is architected on the Microsoft.net platform and is fully integrated with ADB’s Workmate asset management suite. Vesta, Vinmonopolet and the NHS are among the organizations that have previously deployed and benefited from ADB’s electronic procurement capabilities.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.    Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9.    Date of Report

October 11, 2005

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